Alliance Media Group Holdings, Inc.

400 N Congress Avenue

Suite 130

West Palm Beach, FL 33401

August 5, 2014

By EDGAR Transmission and by USPS

Linda Cverkel

Branch Chief

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Alliance Media Group Holdings, Inc.

Form 10-K for the year ended December 31, 2014

Filed May 19, 2014

File No. 000-54942

Ladies and Gentlemen:

On behalf of Alliance Media Group Holdings, Inc. (the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated June 25, 2014, providing the Staff’s comments with respect to the above referenced reports.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Form 10-K for the fiscal year ended December 31, 2013

Note 6 – Investment in Carbolosic

1.  We do not consider your responses to our prior comment number one through three to be responsive to our concerns and reissue our comments in their entirety. You state in your response that AMG Energy Group LLC was an acquisition of assets and assumption of liabilities; however, Notes 3 and 6 to the financial statements state the 51% ownership interest has been accounted for under the equity method of accounting and therefore, has presented as an investment within your balance sheet as of December 31, 2013. In this regard, these statements appear to directly contradict each other. Please reconcile the information provided in your response with that provided in your Form 10-K for the fiscal year ended December 31, 2013. As previously requested, please explain to us why the investment of AMG Energy Group LLC has been characterized as an investment under the equity method of accounting when you acquired controlling interest in AMG Energy Group LLC and tell us how your accounting treatment complies with the guidance

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prescribed in ASC 810-10-25-1. Your response to us should be substantive and not a mere reiteration of the guidance.

COMPANY RESPONSE:

We continue to believe that the acquisitions detailed in Note 6 were recorded consistent with the applicable authorities.  While Note 6 could have been more artfully drafted, we continue to believe that the acquisition of AMG Energy Group, LLC was not a business combination, but that it was in fact an acquisition of one asset, a 50% interest in Carbolosic, LLC, which in turn held nothing other than its license agreement for the patent referenced in the financial statements.  AMG Energy Group had no other assets, no liabilities and no operations. As presented in our first response, the accounting literature indicates that in the absence of inputs, outputs or processes, the acquisition of AMG Energy Group, LLC is that of an asset acquisition and not a business combination.  In turn, the applicable authorities suggest that AMG Energy Group, LLC’s ownership of the 50% interest in Carbolosic, LLC be treated as an investment under the equity method as neither AMG Energy Group, LLC nor Alliance Media Group Holdings, Inc. exercise control over the operations or management decisions of Carbolosic, LLC.

Specifically, and to be absolutely clear, and as stated in Note 6, a wholly-owned subsidiary of the Company (AMG Renewables, LLC) acquired a 51% interest in AMG Energy Group, LLC. Both AMG Renewables, LLC and AMG Energy Group, LLC are consolidated with the results of the Company. We believe that you may be confused in suggesting that “…Notes 3 and 6 to the financial statements state the 51% ownership interest [in AMG Energy Group LLC] has been accounted for under the equity method of accounting.”  This is not correct, as AMG Energy Group, LLC’s results are consolidated with the parent company, Alliance Media Group Holdings, Inc.  It is AMG Energy Group, LLC (and not the parent company) which owns a 50% interest in Carbolosic, LLC, and it is AMG Energy Group, LLC’s investment in Carbolosic, LLC which is characterized as an investment under the equity method of accounting.  AMG Energy Group, LLC is in fact consolidated up to Alliance Media Group Holdings, Inc.

Per ASC 805-10-15-4, when entities or businesses that are under common control combine, there is no business combination at the common parent company level. Common control transactions are transfers and exchanges between entities that are under the control of the same parent [ASC 805-50-15-6], or are transactions in which all of the combining entities are controlled by the same party or parties before and after the transaction and that control is not transitory.  Just prior to Renewables acquisition of Energy, the controlling shareholders of Energy did not have a controlling stake in Renewables or its parent (the Company).  As such, AMG Renewables LLC’s acquisition of 51% in AMG Energy Group, LLC is not a combination of entities under common control.

Determining whether the acquisition method applies to a transaction begins with understanding whether the transaction involves the acquisition of a business. ASC 805-10-20 and 55-4 define a business as: “…an integrated set of activities and assets that is capable of

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August 5, 2014

being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.            Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets [non-current assets] (including intangible assets or rights to use long-lived assets [non-current assets]), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.            Process: Any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.            Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants."

At the time of AMG Renewables, LLC’s acquisition of AMG Energy Group, LLC, AMG Energy Group, LLC owned one asset – it’s non-controlling investment in Carbolosic LLC.  It did not have processes applied to the asset nor output from the asset.  As such, AMG Energy Group, LLC was not a business when AMG Renewables, LLC acquired its controlling interest in AMG Energy Group, LLC.  Therefore, the acquisition method does not apply.

2.  If, upon further consideration, you conclude that consolidation is appropriate, please be advised you required to file audited financial statements pursuant to Rule 8-04(b) of Regulation S-X. Refer to prior comment number two in our letter dated June 24, 2014.

COMPANY RESPONSE:

The acquisition of AMG Energy Group LLC by the registrant’s wholly-owned subsidiary (AMG Renewables, LLC) was an acquisition of assets and assumption of liabilities and not a “business acquisition”. Per ASC 805-10-20 and 55-4, AMG Energy Group, LLC does not meet the definition of a business (see Company Response to Comment #1, above) and therefore we do not believe that audited financials are required since this was not a business combination.

3.  We also remind you that should you conclude the investment is appropriately classified as an equity investee, you are required to provide the disclosures required by Rule 8- 03(b)(3) of

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Regulation S-X and file audited financial statements for AMG Energy Group, LLC in light of its materiality relative to your financial statements. Your may refer to Rule 3-09 of Regulation S-X for reference purposes.

COMPANY RESPONSE:

Because the Company has determined that the acquisition of AMG Energy Group, LLC was an acquisition of assets and assumption of liabilities which does not meet the definition of a “business acquisition” per ASC 805-10-20 and 55-4, the Company believes that the disclosures required by Rule 8-03(b)(3) do not apply since this was not a business combination

Please be further advised that the Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (310) 396-1691.

Sincerely,

ALLIANCE MEDIA GROUP HOLDINGS, INC.

By:

/s/ Daniel de Liege

Daniel de Liege

President